Oct. 31, 2011

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

Re:

Bauman Estate Planning, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 11, 2011

File No. 333-169960

Dear Ms. Long;

Please find below the Registrant’s response to your comment letter of Oct. 26, 2011.

General

1. In your response letter, we note that you state you have made certain revisions to your registration statement that you have not actually made (e.g., comments 9, 11, 12, 36, 43, and 44). When filing future amendments, please ensure you make all of the revisions you undertake to make in your response letter.

In future amendments we will ensure that we make all of the revisions undertaken in the response letters.

2. We note your response to comment one of our letter dated July 13, 2011. Please include disclosure in the “Prospectus Summary” and “Description of Business and Property” sections stating, if true, that the company is not a blank check company and that the company, its management, and its shareholders have no intentions, commitments, arrangements, or plans to engage in a merger or acquisition.

Disclosure added that the company is not a blank check company and that the company, its management, and its shareholders have no intentions, commitments, arrangements, or plans to engage in a merger or acquisition.

3. We note your response to comment two of our letter dated July 13, 2011. Specifically, we note your disclosure on page 14 that Mr. Bauman is a “former officer and director of USA Therapy, Inc., which is now trading on the OTCBB as China Printing & Packaging, Inc. and actively reporting with the SEC.” Please revise your disclosure to describe in detail the nature and extent of Mr. Bauman’s involvement with USA Therapy as well as the dates of his tenure at USA Therapy. Additionally, please discuss the development of the company under Mr. Bauman’s leadership as well as the change, if any, in the business from its formation as USA Therapy, Inc. to its current status as China Printing & Packaging, Inc.

Mr. Bauman was the officer and director from the formation of USA Therapy until it acquired China Printing and Packaging, Inc. Mr. Bauman was responsible for all operations as provided in the business plan up to the date of his resignation.

Cover Page

4. Please revise the cover page to disclose your primary standard industrial classification code as being 6282, so that it is the same as the SIC code shown in EDGAR.

SIC revised to 6282.

Risk Factors, page 5

Risks Relation to the Early Stage of our Company, page 5

5. We note your response to comment eight of our letter dated July 13, 2011. In your response, you state that “[r]aising additional capital is immaterial” to your business. Additionally, we note that you deleted references to the need for additional capital throughout the registration statement. However, on page F-20, you state that you have “not yet established an ongoing source of revenues sufficient to cover [your] operating costs and allow [you] to continue as a going concern.” You further state that your ability to continue as a going concern depends on your ability to obtain adequate capital and that management plans to obtain additional resources by obtaining capital from management and significant shareholders or through equity and or debt financing to meet its minimal operating expenses. Please advise us as to why you believe additional capital is immaterial to your business if your ability to continue as a going concern depends on your ability to raise additional capital, or revise your disclosures as appropriate.

The raising of additional capital only affects the rate of growth and not sustainability. The references to going concern have been deleted.

We have suffered operating losses since inception . . . , page 9

6. We note your response to comment nine of our letter dated July 13, 2011. However, it does not appear that you have actually revised this risk factor. Please update this risk factor to reflect your most recent financial results. In this regard, we note you have included your financial statements for the period ended June 30, 2011 in the registration statement.

Updated to reflect recent revenue and profit.

Capitalization, page 9

7. We note your response to comment 11 of our letter dated July 13, 2011. You continue to present your capitalization table as of September 15, 2010. Since you have now presented financial statements for the period ended June 30, 2011, please update your capitalization table to also be as of June 30, 2011.

Capitalization table revised to June 30, 2011.

Dilution, page 9

8. We note your response to comment 12 of our letter dated July 13, 2011. Since you have now presented financial statements for the period ended June 30, 2011, please update the information you have presented in this section to also be as of June 30, 2011.

Dilution revised through June 30, 2011.

Description of Business and Property, page 10

Description of Property, page 11

9. We note your revised disclosure in this section. Please disclose whether you lease or own the two properties you mention. Additionally, if you lease these properties, please disclose the terms of the lease, and tell us what consideration you gave to filing the lease agreement as an exhibit to the registration statement. If there is no written lease agreement, please tell us what consideration you gave to filing a written summary of the oral lease agreement as an exhibit to the registration statement. Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Both properties are leased. 9500 W. Flamingo Rd. #205 1-year lease just expired and now is on a month-to-month basis.  10120 S. Eastern Ave. #218 is a 1-year lease starting November 1, 2011 til November 1, 2012. The lease amounts are so small they weren’t material and I decided not to attach them.

Management’s Discussion and Analysis . . . , page 12

Plan of Operation, page 12

10. We note your response to comment 20 of our letter dated July 13, 2011. Please disclose the terms under which Bauman Financial Group is paying your rent and ancillary expenses. Additionally, please tell us what consideration you gave to filing your agreement, or a written summary of your agreement, with Bauman Financial Group as an exhibit to the registration statement. Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

BFG starting November 1, 2011 will start charging BEP a monthly fee to include rent, phone, fax and copies in the amount of $200 per office.

11. We note your disclosure in this section addresses services you “will” provide. We further  note your disclosure on page 13 that you have begun to generate revenue. Please enhance your disclosure in this section to identify the current status of your operations, including which services you have already begun to provide. Additionally, as requested in comment 20 of our letter dated July 13, 2011, please describe the steps you intend to take and the anticipated expenses associated with the continued implementation of your business plan as well as your timetable for further implementing your business plan. Finally, please ensure that your disclosures regarding the current status of your operations are consistent throughout the registration statement. For example, in the last sentence of the first paragraph on page F-18, you state that you have no operations to date. This statement appears to be inconsistent with your disclosure that you have begun to generate revenue.

Revised to consistently reflect ongoing operations.  The business plan is being implemented profitably.  As of now no additional steps are being taken to further develop the business plan.  In the future once we are public the company plans to roll out a national advertising campaign promoting estate and asset planning vehicles.

Liquidity and Capital Resources, page 13

12. In the first sentence of the third paragraph, you state, “We have no material commitments for the next twelve months, aside from salaries and rent on our primary office space.”  However, in the first paragraph on page 13, you now state that Bauman Financial Group pays your rent and that you do “not plan on paying salaries to Mr. Bauman or Mrs. Scot for their services.” Please revise your disclosures to reconcile these statements.

Revised to reflect no current material commitments.

Results of Operations, page 13

13. We note your response to comment 19 of our letter dated July 13, 2011. Please revise your disclosure to ensure the amounts presented here agree to the amounts presented on the face of your statement of operations.

Revised for consistency.

Our Management, page 14

Directors, Executive Officers, Promoters and Control Persons, page 14

Directors, page 14

14. We note your response to comment 27 of our letter dated July 13, 2011. In the fourth paragraph, you state that Mr. Bauman split The Wealth Preservation Group up into Bauman Financial Group, Bauman Estate Planning, and Bauman Advisory Group. Please clarify whether Mr. Bauman still owns and operates all three entities. Additionally, please disclose how Mr. Bauman allocates his time among the three entities, paying particular attention to how much time Mr. Bauman devotes to Bauman Estate Planning.

Mr. Bauman owns and operates Bauman Financial Group and Bauman Advisory Group.  Mr. Bauman owns 10,000,000 shares of Bauman Estate Planning.  Mrs. Scot owns 1,000,000 shares.  They both operate Bauman Estate Planning.

Executive Officers, page 14

15. We note that the ages you provide for your executive officers are the same ages you provided when you filed the initial registration statement more than one year ago. Please revise the ages as appropriate.

Revised to disclose proper ages.

Todd Bauman 9-30-70 41 years old

Andrea Scott 9-9-74 37 years old

16. We note your response to comment 29 of our letter dated July 13, 2011. Given your disclosure that Ms. Scott is 19 years old, please explain to us how you are able to provide a work history for Ms. Scott dating back to 1992, or revise your disclosures as appropriate.

Revised to properly reflect Ms. Scotts age.

Certain Relationships and Related Transactions, page 17

17. You state that you issued 10,000 shares to your officers and director in 2010. However, it appears as if you issued 10,000,000 shares. Additionally, we note your added disclosure that the shares were issued at $0.001 per share to Mr. Bauman. However, your disclosure on page II-1 indicates that you sold the shares to Mr. Bauman at $0.00065 per share. Please revise your disclosures as appropriate.

Revised to 10,000,000 shares at $0.00065 consistently.

Plan of Distribution, page 19

18. We note your response to comment 33 of our letter dated July 13, 2011, and we reissue the comment in part. Please revise this section to omit references to underwritten offerings and market, negotiated, or changing prices. You must sell all shares in this offering at a fixed price.

References omitted.

Financial Statements, page F-1

Note A – Summary of Significant Accounting Policies, page F-8

Recently Issued Accounting Pronouncements, page F-10

19. We note your response to comment 36 of our letter dated July 13, 2011. It does not appear that you made any changes to your disclosure. You disclose that you expect the adoption of ASC 105 to have an impact but do not expect ASC 810 and 860 to have an impact on your results of operations, financial condition or cash flows. Since these pronouncements are effective for you, please revise your disclosure to clearly state that you adopted the pronouncements and they did or did not have an impact on your results of operations, financial condition or cash flow. Your disclosure should be similar to the language you used regarding your adoption of ASC 855, in which you state that adoption “did not have a material impact…”, if true.

Revised to disclose that the company adopted the pronouncements and that they did not have an impact on the company’s results of operations, financial condition or cash flow.

Financial Statements for the Period Ended June 30, 2011

Statement of Operations, page F-15

20. We note your response to comment 41 of our letter dated July 13, 2011. You have presented a statement of operations for the three month and six month period ending June 30, 2011. Given that your audited financial statements are for the period from inception on August 27, 2010 to September 15, 2010, please revise to present a statement of operations for the period from September 16, 2010 to June 30, 2011 in addition to the one presented for the three months ending June 30, 2011. Refer to Rule 8-03 of Regulation S-X.

Statement of operations from Sept. 16, 2010 to June 30, 2011.

Stockholders’ Equity: Common and Preferred Stock, page F-18

21. We note your response to comment 43, and we reissue the comment as you have not actually revised the heading. Please remove the reference in the heading to “Preferred Stock” as your articles of incorporation do not appear to provide for preferred stock.

Preferred stock reference deleted.

Note G – Subsequent Events, page F-20

22. We note your response to comment 37 of our letter dated July 13, 2011. As previously requested, please disclose (a) the specific date through which subsequent events have been evaluated and (b) whether it is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Revised to disclose that subsequent events were evaluated through Oct. 9, 2011 the date the statements were issued.

Item 13. Other Expenses of Issuance and Distribution, page II-1

23. We note your response to comment 44 of our letter dated July 13, 2011, and we reissue the comment as you have not made the indicated revisions. Please revise your disclosures so that the registration fee identified in the fee table on page 2 aligns with the SEC registration fee in this section.

Fee disclosure revised for consistency.

Exhibit 5.1

24. We note your response to comment 46 of our letter dated July 13, 2011, and we reissue the comment. In this regard, we note that you did not file a new opinion, revised or otherwise. Please make arrangements with your legal counsel to have him also consent to the use of his name under the caption, “Legal Opinion,” on page 21 of the registration statement. Please file this consent as an exhibit to the registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Legal Opinion filed as attachment.

Exhibit 23.1

25. We note your response to comment 47 of our letter dated July 13, 2011. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting. Please also revise your disclosure on page 21 to refer to your auditors as experts in auditing and accounting, if true.

Revised to disclose experts in accounting and consent to such disclosure.

Very truly yours,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.

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